AEM SPA

05012676

FILE NO. 82-4911

N.
(da citare nella risposta) AFG/SES/SES/490/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 14, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 17 2005
WASH. D.C.
185

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

Cod.5968117 - 3.2004

AEM SPA

PRESS RELEASE

APPROVED JANUARY-SEPTEMBER 2005 RESULTS
SIGNIFICANT GROWTH OF THE TURNOVER (+11%)
NET PROFIT : EURO 166.6 MILLION (+2%)
APPOINTMENT OF A MEMBER OF THE INTERNAL CONTROL COMMITTEE

Milan, 14th November 2005 – Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM SpA Board of Directors met, examined and approved the consolidated results of the AEM Group which have been elaborated by applying the valuation and measurement criteria established by the international accounting principles (IAS/IFRS) which are inferred to be those in force at 31st December 2005. The reference period's data have also been determined in compliance with the IAS/IFRS principles.
The consolidated results of the period and those of the corresponding period include the effects of the proportional consolidation at 20% of Edipower S.p.A. Moreover, only the balance sheet at 30th September 2005 includes the effects deriving from the acquisition of the joint control (together with EDF) of Edison S.p.A.: the effects on the AEM Group's profit and loss of such consolidation will substantiate only in the last financial quarter.

*** ***

In the third quarter 2005 the consolidated income of the AEM Group reached Euro 1,456 million, which represents a growth of 11.0% compared with the corresponding period for 2004.

The positive picture of the turnover can be attributed principally to the significant increase in the volumes of electricity sold, which went over 11 billion kWh (+7.3%). This was also substantiated by the transactions on the IPEX (*Italian Power Exchange*), which started up on 1st April 2004.

Gas sales stood at 744 million cubic metres, which represents a decrease of 1.1% compared with the corresponding period for the previous year. Heat sales instead grew during the period by 8.9% thanks to the contribution of new connections. As regards networks management volumes distributed have increased and amounted to 849 million cubic metres gas (+ 0.8%) and to 5.6 billion electrical kWh (+ 2.7%).

Although revenues recorded a positive trend, not recurring events caused a reduction of profitability in the accounting period. Among the most significant factors we mention:

- the contraction of production (for over one billion kWh) caused by unplanned stoppages of some of Edipower's thermoelectric stations and of Cassano power plant as well as a lower water availability;
- the impact on electricity and gas distribution tariffs after the introduction of new tariff systems;
- the raw materials price dynamics which recorded a strong growth during the period. Such growth has not been fully incorporated in the final market sale prices due to the effect of different indexing mechanisms.

As a consequence, in the period in question the gross operating margin decreased by 5.9% compared with the corresponding period of the previous financial year (which represents a lower

contraction compared with the first half, during which the contraction amounted to 8.3%) and amounted to Euro 373 million.
By virtue of the allocations for depreciation and amortizations worth Euro 111 million and to provisions for risks and expenses of Euro 36 million, the net operating result stood at Euro 225 million (Euro 277 million at 30th September 2004).

The financial management balance returned a positive result for the sum of Euro 5 million and includes the capital gain following the sale of our participation in Fastweb (amounting to Euro 50 million) which compares to a negative balance of Euro 45 million of the corresponding period in 2004. Such result, together with the tax reduction of about Euro 15 billion compared to the corresponding accounting period in 2004, determines in the first nine months of the financial year a net profit of Euro 166.6 million, which represents a growth of 2.0%.

The AEM Group's *pro-forma* net financial debt (i.e. net of the effects generated by the consolidation of Edison S.p.A.) shows a significant improvement compared with the figure evidenced at 31st December 2004. The financial sources generated during the period amounted to Euro 266 million, thus impacting the net financial situation which reached Euro 1,716 million. The *pro-forma* debt to equity ratio, also as a consequence of the increase of the net shareholders' equity which incorporates the period's profit, decreased to 1.08 (1.43 at the end of December 2004).

The acquisition of the joint control of Edison S.p.A., which took place on 16th September 2005, determined the full consolidation, as far as the balance sheet is concerned, of Delmi S.p.A., controlled by AEM by 51%. Delmi S.p.A. has in turn proportionally consolidated 50% of Transalpina di Energia s.r.l. (TdE), which is jointly controlled with WGRM Holding 4 S.p.A. (100% owned by EDF). TdE has in turn fully integrated Edison S.p.A., of which it owned 63.34% of the ordinary shares at 30th September 2005.

As a result of such accounting consolidation the AEM Group's net financial position at 30th September 2005 amounted to Euro 5,494 million. The net shareholders' equity at the same date grew to Euro 3,664 million (Euro 1,385 million at 31st December 2004). Therefore the debt to equity ratio amounted to 1.50.

Looking forward, in the last quarter of the current year there may be some positive effects related to regulatory and business developments which, together with a re-establishment of regular activities, will contribute to a recovery in profitability levels.

*** ***

The Board of Directors, in today's meeting, has also:

- Assessed the independence requirement of the director Mr Luigi Galassi;
- Confirmed director Mr Luigi Galassi as a member of the Internal Control Committee, which is thus composed as follows: Mr Alberto Sciumè – Coordinator, Mr Dario Cassinelli and Mr Luigi Galassi.

For further information:
Media Relations AEM S.p.A.
Tel. 027720.3093
ufficiostampa@aem.it
www.aem.it

Investor Relations
Tel. 027720.3879
ir@aem.it

Enclosures: AEM Group's consolidated figures

Profit and Loss

(millions of euro)	30/09/2005	30/09/2004	%	Q3 2005	Q3 2004	%
Total revenues	**1,456.4**	**1,312.1**	**11.0**	**396.9**	**379.3**	**4.6**
Revenues from sales	1,244.7	1,123.6	10.8	365.7	336.5	8.7
Other revenues	211.7	188.5	12.3	31.2	42.8	(27.1)
Operating costs	**(972.8)**	**(807.2)**	**20.5**	**(281.1)**	**(250.6)**	**12.2**
Labour costs	(110.9)	(108.9)	1.8	(35.3)	(34.6)	2.0
Gross operating income (EBITDA)	**372.7**	**396.0**	**(5.9)**	**80.5**	**94.1**	**(14.5)**
Depreciation	(111.3)	(101.6)	9.5	(38.3)	(35.5)	7.9
Provisions	(36.0)	(17.4)	106.9	(3.2)	(7.3)	(56.2)
Operating income (EBIT)	**225.4**	**277.0**	**(18.6)**	**39.0**	**51.3**	**(24.0)**
Financial balance	5.5	(45.4)	112.1	(11.5)	(17.0)	32.4
Affiliates	0.7	0.1	600.0	0.8	0.0	n.s.
Extraordinaries	(1.5)	9.6	(115.6)	(0.5)	(0.8)	(37.5)
Income before taxes	**230.1**	**241.3**	**(4.6)**	**27.8**	**33.5**	**(17.0)**
Taxes	(62.2)	(77.5)	(19.7)	(5.8)	(7.5)	(22.7)
Minorities	(1.3)	(0.4)	225.0	(0.4)	0.0	n.s.
Net income of the group	**166.6**	**163.4**	**2.0**	**21.6**	**26.0**	**(16.9)**

Balance Sheet

(millions of euro)	30.09.2005	Excluding Gruppo Delmi 30.09.2005	30.06.2005	31.12.2004
Capital employed				
Net fixed assets	8,908.4	3,271.0	3,278.8	3,329.8
Working capital	301.2	34.0	(16.8)	37.5
Assets/Liabilities for sale	(51.3)			0.0
Total capital employed	**9,158.3**	**3,305.0**	**3,262.0**	**3,367.3**
Sources of funds				
Shareholders' equity	**3,663.9**	**1,588.9**	**1,597.2**	**1,385.2**
Total financial position beyond next financial year	4,536.9	1,537.7	1,535.2	1,730.0
Total financial position within next financial year	957.5	178.4	129.6	252.1
Total net financial position	**5,494.4**	**1,716.1**	**1,664.8**	**1,982.1**
Total sources of funds	**9,158.3**	**3,305.0**	**3,262.0**	**3,367.3**

Cash-flow statement

(millions of euro)	Jan.-Sept. 2005	Excluding Gruppo Delmi Jan.-Sept. 2005	Jan.-Sept. 2004
OPENING NET FINANCIAL POSITION	**(1,982.1)**	**(1,982.1)**	**(1,926.2)**
Net income for the period	166.6	164.8	163.4
Depreciation	111.3	111.3	101.6
Changes in assets and liabilities	656.5	21.3	(80.2)
Cash flow generated by current operations	**934.4**	**297.4**	**184.8**
Net capital expenditure on tangible, intangible and financial assets	**(6,547.6)**	**(59.1)**	**(153.3)**
Changes in minority interests	2,073.6	0.4	0.4
Changes in equity	121.9	121.9	-
Net income distributed	(94.6)	(94.6)	(89.1)
Cash flow absorbed by changes in shareholders' equity	**2,100.9**	**27.7**	**(88.8)**
CLOSING NET FINANCIAL POSITION	**(5,494.4)**	**(1,716.1)**	**(1,983.5)**